Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

February 28, 2005

VIA HAND DELIVERY

Mr. Reece McAlister

Executive Secretary

Georgia Public Service Commission

47 Trinity Avenue

Atlanta, GA  30334-5701

Re:                               Notice of Filing – SBC Communications Inc.’s Acquisition of AT&T Corp.

Dear Mr. McAlister:

We are writing to provide the Commission with information regarding the recently announced merger between SBC Communications Inc. (“SBC”) and AT&T Corp. (“AT&T”).  SBC and AT&T believe the merger will strengthen the combined company’s ability to provide advanced, innovative communications services, to the benefit of consumers in Georgia, nationwide, and around the globe.  We are attaching a Notice of Filing that provides further details concerning the benefits of this merger.  We have included an original and seventeen (17) copies.  Please return two (2) copies stamped “filed.”

SBC and AT&T will be a potent combination, sharing a legacy of innovation, integrity, and reliability.  SBC brings financial strength, a focus on consumers and small businesses, local and regional service areas, and voice, DSL, and wireline service.  AT&T contributes its global systems capabilities, its focus on government and business customers, a solid portfolio of data and Internet Protocol (“IP”) services, hosting, security and professional services, technology leadership through AT&T Labs, and skilled networking capabilities.  Together, the combined company will boast robust, high-quality network assets, both in the United States and around the world, and complementary expertise and capabilities.  It will have the resources and skills to innovate and more quickly deliver to customers the next generation of advanced, integrated IP-wireline and wireless communications services.

Pursuant to the parties’ merger agreement, AT&T will become a first-tier subsidiary of SBC.  At the time of the SBC/AT&T merger, shareholders of AT&T will exchange their stock for SBC stock.  There will be no change in the ownership structure of any SBC-affiliated entity subject to the Commission’s regulatory authority.  Likewise, the transaction will result in no change in the ownership of AT&T Communications of the Southern States, LLC, Teleport Communications of Atlanta, Inc., or any other entities affiliated with AT&T that are subject to the Commission’s regulatory authority.  SBC wholly owns four subsidiaries that are certificated to provide competitive telecommunications services in Georgia – SBC Long Distance, SBC Telecom, SBC Long Distance East, and SNET America, Inc. – but none of these subsidiaries are involved in or affected by this merger.

The merger of SBC and AT&T is in the public interest.  The merger will permit the AT&T and SBC operating subsidiaries to continue providing existing services at just and reasonable rates and will not adversely affect this Commission’s authority to regulate those subsidiaries subject to its jurisdiction.  In addition, the merger will enhance the abilities of those operating subsidiaries to offer a broad array of existing and emerging telecommunications and information services by bringing together two telecommunications companies with complementary strengths and by capitalizing on the synergies related to the companies’ shared values of customer service, innovation, and reliability.

The SBC/AT&T proposed merger will be scrutinized by the United States Department of Justice and the Federal Communications Commission.  Should you have any questions regarding the transaction, please do not hesitate to contact us.  The merger should result in benefits for Georgia consumers and the country, and we look forward to its completion at the earliest possible time.

Thank you for your attention to this matter.

/s/ Charles F. Palmer	/s/ Sylvia E. Anderson
Charles F. Palmer	Sylvia E. Anderson
for SBC Communications Inc.	for AT&T Corp.

Attachment

2

cc:	The Honorable Angela Speir
The Honorable Bobby Baker
The Honorable David Burgess
The Honorable Doug Everett
The Honorable Stan Wise
Mr. Leon Bowles, Director – Telecommunications
Mr. Mike Russell
Tiane Sommer, Esq.

3

BEFORE THE GEORGIA PUBLIC SERVICE COMMISSION

SBC COMMUNICATIONS INC.	)
)
and	)	Docket No.
)
AT&T CORP., TOGETHER	)
WITH ITS CERTIFICATED GEORGIA	)
SUBSIDIARIES,	)
)

NOTICE OF FILING

1.                                       SBC Communications Inc. (“SBC”), AT&T Corp. (“AT&T”), and the AT&T subsidiaries certificated to provide telecommunications services in the State of Georgia, hereby notify this Commission of the merger of SBC and AT&T, in accordance with the Agreement and Plan of Merger (“Merger Agreement”) jointly executed by SBC and AT&T on January 30, 2005.(1)  A copy of the Merger Agreement is attached hereto as Exhibit B.

2.                                       Following the merger, AT&T will become a wholly owned, first-tier subsidiary of SBC.  The merger will be transparent and seamless for the customers of the certificated operating subsidiaries of SBC and AT&T in Georgia.  There will be no change in the ownership of, or this Commission’s regulatory authority over, any of these operating subsidiaries.  No transfer of assets or of certificates of service authority will occur as part of this transaction.

I.                                         THE PARTIES

A.                                    SBC Communications Inc. (“SBC”)

3.                                       SBC is a Delaware corporation with headquarters at 175 East Houston Street, San Antonio, Texas 78205-2233.  SBC is a holding company and does not directly provide any

(1) Please see the investor disclosure statement attached as Exhibit A to this Notice.

services in Georgia or elsewhere.  SBC’s subsidiaries provide voice, data, and Internet services for residential, business, and government customers, mostly in a 13-state region.  SBC serves 52.4 million access lines and has 5.1 million DSL lines in service.  SBC holds a 60 percent economic and 50 percent voting interest in Cingular Wireless, which serves 49.1 million wireless customers.  Through alliances with GSM-based providers, Cingular offers coverage in more than 170 countries worldwide.  SBC is also making a $4 billion investment to bring next-generation Internet Protocol-based (“IP-based”) services to 18 million households within 3 years.  More comprehensive information concerning SBC’s financial status, operations, management, and services is set forth in SBC’s most recent annual report.  See http://www.sbc.com/gen/investor-relations?pid=5465.(2)

(2)  SBC also wholly owns three subsidiaries that are certificated to provide competitive interexchange and local exchange telecommunications services in Georgia but are not involved in the merger.  The first, SBC Long Distance, Inc. f/k/a Southwestern Bell Communications Services, Inc. (“SBC Long Distance”), is a Delaware corporation headquartered at 5850 W. Las Positas Boulevard, Pleasanton, CA 94588.  SBC Long Distance is authorized to provide competitive local exchange services (facilities-based and resale) pursuant to Certificate of Public Convenience and Necessity No. L-0369 granted by this Commission on October 1, 2004, in Docket No. 18839.  (Pending before this Commission in Docket No. 18839-U is a request to change SBC Long Distance’s registered name from Southwestern Bell Communications Services, Inc. to SBC Long Distance, Inc.).

The second, SBC Telecom, Inc., is a Delaware corporation headquartered at 1010 N. St. Mary’s Street, Room 13-K, San Antonio, TX 78215.  SBC Telecom is authorized to provide competitive local exchange telecommunications services (facilities-based and resale) pursuant to Certificate of Public Convenience and Necessity No. 40396 granted by this Commission on August 3, 2000, in Docket No. 11830, and interexchange telecommunications services, pursuant to Certificate of Public Convenience and Necessity No. 1008 granted by this Commission on July 5, 2000, in Docket No. 12027-U.

This Commission has pending before it a joint application of SBC Telecom, Inc. and SBC Long Distance for the consolidation of the Georgia operating authority of both entities into SBC Long Distance, LLC.  See Docket No. 18839-U.  The merger of SBC and AT&T will not affect this planned consolidation in any fashion.

The third, SNET America, Inc. d/b/a SBC Long Distance East, is a Connecticut corporation headquartered at 310 Orange Street, New Haven, CT 06510.  SBC Long Distance East is a wholly owned subsidiary of Southern New England Telecommunications Corporation, which is, in turn, a wholly owned subsidiary of SBC.  SBC Long Distance East is authorized to provide resold intrastate, interexchange telecommunications services in Georgia pursuant to Certificate of Public Convenience and Necessity No. R-302 granted by this Commission on March 20, 1997, in Docket No. 5861-U.

B.                                    AT&T Corp. (“AT&T”)

4.                                       AT&T is a New York holding corporation with headquarters at One AT&T Way, Bedminster, New Jersey 07921.  AT&T provides domestic and international voice and data communications services to residential, business, and government customers in the United States and around the world.  AT&T operates sophisticated global communications networks that support IP as well as other data and voice traffic.  AT&T’s network operations are supported by AT&T Laboratories, a world-leading source of research and development.  More comprehensive information concerning AT&T’s financial status, operations, management, and services is set forth in AT&T’s most recent annual report.  See http://www.att.com/ir/sec/.

C.                                    AT&T Subsidiaries

5.                                       AT&T Communications of the Southern States, LLC (“AT&T-Southern States”) is a Delaware corporation headquartered at One AT&T Way,  Bedminster, NJ 07921.  AT&T-Southern States is a wholly owned subsidiary of AT&T and is authorized to provide competitive local exchange telecommunications services pursuant to Certificate of Authority No. L-006 granted by this Commission on Feb. 20, 1996, in Docket No. 6290-U.  AT&T-Southern States also is authorized to provide interexchange services throughout Georgia.

6.                                       Teleport Communications Atlanta, Inc. (“Teleport Atlanta”) is a Delaware corporation headquartered at One AT&T Way, Bedminster, NJ 07921.  Teleport Atlanta is a wholly owned subsidiary of Teleport Communications Group, Inc., which in turn is a wholly owned subsidiary of AT&T.  Teleport Atlanta is authorized to provide competitive local exchange telecommunications services (facilities-based or resale) pursuant to Certificate of Authority No. L-057 granted by this Commission on October 7, 1997, in Docket No. 7678-U.

D.                                    Designated Contacts

SBC Contacts

Charles F. Palmer

Troutman Sanders LLP

600 Peachtree Street, NE, Suite 5200

Atlanta, GA  30308

(404) 885-3402 (Telephone)

(404) 962-6647 (Facsimile)

charles.palmer@troutmansanders.com

Wayne Watts

Paul K. Mancini

Martin E. Grambow

Randall Johnson

SBC Communications Inc.

175 East Houston

San Antonio, Texas  78205-2233

(214) 464-3620

dj4905@sbc.com

Geoffrey M. Klineberg

Kellogg, Huber, Hansen, Todd, Evans & Figel, PLLC

1615 M Street, N.W., Suite 400

Washington, D.C.  20036

(202) 326-7928 (Telephone)

(202) 326-7999 (Facsimile)

gklineberg@khhte.com

AT&T Contacts

Sylvia E. Anderson

David M. Eppsteiner

Suzanne W. Ockleberry

AT&T Communications of the Southern States, Inc.

1230 Peachtree Street, N.E.

Suite 400

Atlanta, GA  30309

(404) 810-8070 (Anderson Telephone)

(404) 810-4945 (Eppsteiner Telephone)

(404) 810-7175 (Ockleberry Telephone)

andersonse@att.com

eppsteiner@att.com

sockleberry@att.com

L. Craig Dowdy

McKenna Long & Aldridge LLP

Suite 5300

303 Peachtree Street, NE

Atlanta, GA  30308

(404) 527-4180

cdowdy@mckennalong.com

II.                                     THE MERGER OF SBC AND AT&T

7.                                       The Merger Agreement provides that AT&T will become a first-tier subsidiary of SBC.  At the time of the merger, shareholders of AT&T will exchange their stock for SBC stock.  There will be no change in the ownership structure of any SBC-affiliated entity subject to the Commission’s regulatory authority.  Likewise, the transaction will result in no change in the ownership of any AT&T subsidiary certificated in Georgia.

8.                                       In connection with the merger, AT&T shareholders will receive 0.77942 shares of SBC stock for each share of AT&T stock they own, as well as a one-time cash dividend from

AT&T of $1.30 per AT&T share.  SBC shareholders will continue to own SBC stock and otherwise will not be affected by the transaction.  Upon completion of the transaction, former AT&T shareholders will hold approximately 16% of SBC’s outstanding shares.

9.                                       The merger will not impede the Commission’s ability to regulate and effectively audit the intrastate operations of SBC Long Distance, SBC Telecom, SBC Long Distance East, AT&T-Southern States, Teleport Atlanta, or any other entities certificated by this Commission that are under the direct or indirect control of AT&T.  All of these entities will continue to hold the state certificates that they currently hold.   There will be no transfer of assets in connection with the merger.

III.                                 THE MERGER WILL SERVE THE PUBLIC INTEREST

10.                                 The merger of SBC and AT&T will clearly and demonstrably benefit the public interest.  It responds to major technological and marketplace changes and promotes facilities-based competition in all communications services markets by bringing together two companies with complementary strengths, product sets, and customer bases.  Together, SBC and AT&T will be positioned for success in a rapidly changing industry, making the transition from legacy technologies to advanced, next generation Internet Protocol (“IP”) networks and services.  The combined business organization will be stronger, more effective, more responsive, and more innovative; it will, therefore, be better able to meet the needs and demands of its customers.

11.                                 The merger will not adversely affect competition in Georgia.  As separate entities, SBC and AT&T typically sell business services to different sets of customers.  SBC’s strength is in the sale of services to small and medium-sized business with a high percentage of their facilities in SBC’s in-region states, while AT&T’s strength is the sale of services nationwide and globally to large businesses.  Moreover, there already are numerous other providers in Georgia that stand ready, willing, and able to provide services to business customers, including incumbent providers such as BellSouth, numerous CLECs (such as Access Integrated Networks, Time Warner Telecom, XO Communications, and Level 3), and intermodal competitors (such as Cox Business Services and Comcast Business Communications).  The combined organization will be better positioned than either SBC or AT&T standing alone to compete vigorously and effectively with IXCs, systems integrators, equipment vendors and resellers, network providers, foreign entrants, CLECs, wireless providers, cable companies, and incumbent LECs across the full range of current and emerging products.

12.                                 The merger will also not adversely affect competition for the provision of services to mass market customers.  Given AT&T’s unilateral and irreversible pre-merger decision to discontinue actively marketing local and long distance service to residential and small business customers, AT&T can no longer be viewed as a price-constraining force for the mass market, and consummation of the merger therefore should have no adverse effect on competition in that market.   Moreover, the merger will not impede the technological innovation that is making competition for mass-market customers more robust.  In addition to traditional competitors such as incumbent LECs, CLECs, and cable operators using circuit switched technology, such as Cox and Comcast, new technology competitors are coming forward.  These include cable-based providers converting to VoIP and other IP-based services.

13.                                 The proposed merger will not adversely affect the availability and quality of the service currently offered by SBC Long Distance, SBC Telecom, SBC Long Distance East, AT&T-Southern States, Teleport Atlanta, or any other entities certificated by this Commission that are under the direct or indirect control of AT&T.  All of these certificated entities will continue to exist in their current forms upon consummation of the merger.  The merger will not affect the rates, terms, and conditions of service provided by any of those certificated entities to their current customers.

14.                                 The merger will also ultimately improve the quality and variety of communications services offered to the citizens of Georgia.  The combined organization of SBC and AT&T will be able to offer new technologies to the consumer and corporate markets in more rapid fashion, to provide businesses with customized, sophisticated, and integrated national and global telecommunications systems, and to create network efficiencies.  The combined organization will be able to draw upon the expertise, capabilities, and talents of its combined force of personnel, employing the best practices learned by each of the previously separate AT&T and SBC organizations and improving the quality and breadth of the services offered.  In particular, it is anticipated that many of the technological innovations of AT&T Labs, which most recently have been implemented for the benefit of AT&T’s predominately high-end, large enterprise customers, will have broader application to the small and medium business and mass market customers that will be served by the combined organization.  These include (a) IP-based video services, (b) speech and text technologies for visually, hearing, and speech-impaired customers, (c) fraud reduction and security services, (d) e-commerce capabilities, and (e) service provisioning and repair systems.  And the increased financial expenditures of the combined organization in the form of capital expenditures will accelerate the pace at which these new and improved services are deployed.

15.                                 SBC and AT&T anticipate that the combined company will be better able to compete using VoIP than either company standing alone.  Prior to its decision to cease actively marketing mass market land-line voice service, AT&T had developed a VoIP service, known as “AT&T CallVantage Service.”  By joining together AT&T’s VoIP platform and SBC’s traditional consumer focus and financial resources behind VoIP, the merger will permit the combined company to deploy VoIP to both business and mass market customers more aggressively and effectively, both in and out of SBC’s region.

16.                                 Consummation of the proposed merger will therefore serve the public interest.  It will promote facilities-based competition by combining the financial resources and complementary strengths, product sets, and customer bases of SBC and AT&T.  The merger also will not impact the availability and quality of services currently offered by SBC and AT&T subsidiaries to the citizens of Georgia.

/s/ Charles F. Palmer	/s/ Sylvia E. Anderson
Charles F. Palmer	Sylvia E. Anderson
Troutman Sanders LLP	David M. Eppsteiner
600 Peachtree Street, NE, Suite 5200	Suzzane Ockleberry
Atlanta, GA 30308	AT&T Corp.
1230 Peachtree Street, N.E.
for SBC Communications Inc.	Suite 400
Atlanta, GA 30309

for AT&T Corp.

BEFORE THE GEORGIA PUBLIC SERVICE COMMISSION

SBC COMMUNICATIONS INC.	)
)
and	)	Docket No.
)
AT&T CORP., TOGETHER	)
WITH ITS CERTIFICATED GEORGIA	)
SUBSIDIARIES,	)
)

LIST OF EXHIBITS

Exhibit A -                                        Disclosure Statement

Exhibit B -                                          Merger Agreement (Jan. 30, 2005)

EXHIBIT A

In connection with the proposed transaction, SBC intends to file a registration statement, including a proxy statement of AT&T Corp., and other materials with the Securities and Exchange Commission (the “SEC”). Investors are urged to read the registration statement and other materials when they are available because they contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov). These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2004 annual meeting of stockholders, dated March 11, 2004, and information regarding AT&T Corp.’s directors and executive officers is available in AT&T Corp.’s proxy statement for its 2004 annual meeting of shareholders, dated March 25, 2004. Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.

Cautionary Language Concerning Forward-Looking Statements

Certain matters discussed in this statement, including the appendices attached, are forward-looking statements that involve risks and uncertainties. Forward-looking statements include, without limitation, the information concerning possible or assumed future revenues and results of operations of SBC and AT&T, projected benefits of the proposed SBC/AT&T merger and possible or assumed developments in the telecommunications industry. Readers are cautioned that the following important factors, in addition to those discussed in this statement and elsewhere in the proxy statement/prospectus to be filed by SBC with the Securities and Exchange Commission, and in the documents incorporated by reference in such proxy statement/prospectus, could affect the future results of SBC and AT&T or the prospects for the merger: (1) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (2) the failure of AT&T shareholders to approve the merger; (3) the risks that the businesses of SBC and AT&T will not be integrated successfully; (4) the risks that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; (5) disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; (6) competition and its effect on pricing, costs, spending, third-party relationships and revenues; (7) the risk that Cingular LLC could fail to achieve, in the amount and within the timeframe expected, the synergies and other benefits expected from its acquisition of AT&T Wireless; (8) final outcomes of various state and federal regulatory proceedings and changes in existing state, federal or foreign laws and regulations and/or enactment of additional regulatory laws and regulations; (9) risks inherent in international operations, including exposure to fluctuations in foreign currency exchange rates and political risk; (10) the impact of new technologies; (11) changes in general economic and market conditions; and (12) changes in the regulatory environment in which SBC and AT&T operate.

The cites to webpages in this document are for information only and are not intended to be active links or to incorporate herein any information on the websites, except the specific information for which the webpages have been cited.

EXHIBIT B

[AGREEMENT AND PLAN OF MERGER]